Andrés Suarez · 3rd
Developer & Entrepreneur
Colombia · Contact info
500+ connections

enlaU

Universidad de Los Andes

Message   More

Featured

CV.pdf

02 EMPLOYMENT HISTORY

Co-Founder & CTO at enlaU

CTO at Comidaenlau.

Experience

CTO / Co-founder
enlaU · Full-time
Jan 2015 – Present · 6 yrs 5 mos
Bogota, Colombia

CTO at Comidaenlau.

- Design the architecture for the 3.0 version, using Ruby on Rails (For this version the following technologies were user: JWT, Sidekiq, Redis, RSpec, ActionCable, Capistrano, and more)
- Design and implement the AWS infrastructure using EC2, RDS, Redis-Cache, ELB, and more.
- Design and implement version 2.0 of SPA web clients for the different kinds of users the platform supports, using Vue.js, Vuex, and Typescript.
- CI/CD implementation for backend and frontend modules using Gitlab suite.   ...see more

Full Stack Developer
Voice123
Jan 2018 – Jul 2019 · 1 yr 7 mos

- Achieve a minimum of 90% of coverage of the unit tests for the critical components in the platform.
- Collaborate in the development and launching procces of the new platform (v.3.0) using technologies as Typescript, Vue.js, SASS, Node.js, Sequelize, Camunda BPMN, Postgres, ...see more

Ingeniero de desarrollo
Mareigua
Feb 2015 – Nov 2015 · 10 mos

Front End Developer in the area of Research and Development of the company (C#, TFS, Windows Forms.).

Education

Universidad de Los Andes
Computer Engineer, Computing Engineering
2010 – 2015
Activities and Societies: Class president (CEU), VPU Group president. Student participation group

Gimnasio Campestre Cristiano
Bachillerato
2009
Activities and Societies: Personero 2009 / Equipo de fútbol / Equipo de baloncesto /

Volunteer experience

YWAM Misiones y ayuda social
Youth With A Mission
Jan 2013 – Jul 2013 · 7 mos
Social Services

Involved with the global YWAM Christian missionary team from Louisville. KY. South Asia and Nicaragua

YWAM Misiones y ayuda social
Youth With A Mission
Jan 2014 · 1 mo
Social Services

Involved with social and Christian work in Amazonas - Peru



Recommendations

Received (15)   Given (8)

Boris Baracaldo
Software Engineer at
Facebook
July 19, 2016, Boris worked with
Andrés in different groups

Conozco a Andrés desde que estudiamos juntos en la
Universidad, teniendo la oportunidad de trabajar con él en varios
proyectos académicos, y luego compartí un espacio laboral con él
en Mareigua Ltda, donde pude apreciar los efectos de sus
contribuciones. Andrés posee un conjunto de habilida... See more

P Johan Manuel
Cabeza Pulido
Chief Technology Officer
(CTO) en Queo Colombia |
SMART. CORPORATE.
PARKING.
July 19, 2016, P Johan Manuel
worked with Andrés in different
groups

Excelente trabajo en equipo con Andrés.

Show more ⌄

Chief Technology Officer
(CTO) en Queo Colombia |
SMART. CORPORATE.
PARKING.
July 19, 2016, P Johan Manuel
worked with Andrés in different
groups

Show more ⌄